Exhibit 99.1

Eurofins Discovery and ImmunoPrecise Announce Collaboration to Expand their Antibody Discovery Platform

VICTORIA, British Columbia--(BUSINESS WIRE)--June 22, 2021--IMMUNOPRECISE ANTIBODIES LTD (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) the market leader in full-service therapeutic discovery and development and Eurofins Discovery, the leading provider of products and services to the drug discovery industry and a Eurofins Scientific (Paris:ERF) company, announced a commercial collaboration. Leveraging complementary strengths in Eurofins Discovery’s in vitro pharmacology services and ImmunoPrecise’s in vivo characterization and discovery technologies, this collaboration provides greater access to solutions that empower scientists to pursue life-changing medicines in a diverse range of indications.

Eurofins Discovery’s global clients will have access to ImmunoPrecise’s end-to-end antibody discovery capabilities using wild type and best-in-class in vivo antibody discovery technologies that are optimized to deeply mine antibody repertoires. This collaboration supports Eurofins Discovery’s biotherapeutics strategy to extend their capacity and capability to develop new biologic entities, guiding clients from target validation through preclinical development, production, and beyond with the expertise required to address the unique challenges of each discovery project.

As the leading global innovation-driven and customer-focused providers, Eurofins Discovery and ImmunoPrecise share common values in the culture of collaboration and the unrelenting pursuit of service excellence.

For further information

www.eurofinsdiscoveryservices.com

About Eurofins Discovery

Eurofins Discovery has supported Drug Discovery research for over 40 years. Eurofins is recognized as the industry leader for providing drug discovery researchers the largest and most diverse portfolio of standard and custom in vitro safety & pharmacology assays and panels for drug screening and profiling. In addition to in vitro safety pharmacology strengths, we also offer a broad portfolio of over 3500 drug discovery services and 1800 products. These include in vitro assays, cell-based phenotypic assays, safety pharmacology and efficacy, ADME toxicology, medicinal chemistry design, synthetic chemistry, and custom proteins and assay development capabilities. We support a variety of drug discovery targets such as GPCRs, Kinases, Ion Channels, Nuclear Hormone Receptors and other proteins & enzymes. The Eurofins Discovery capabilities, expertise, knowledge and skill sets enable the company to provide clients the benefit of being able to work with a single outsourcing provider (CRO) for all their drug discovery programs.

About Eurofins – the global leader in bio-analysis

Eurofins is Testing for Life. Eurofins is the global leader in food, environment, and pharmaceutical product testing. It is also one of the market leaders in testing and laboratory services for genomics, discovery pharmacology, forensics, advanced material sciences and has a rapidly developing presence in highly specialised and molecular clinical diagnostic testing.

With over 50,000 staff across a network of more than 800 laboratories in over 50 countries, Eurofins’ companies offer a portfolio of over 200,000 analytical methods.

Eurofins Shares are listed on Euronext Paris Stock Exchange.

About ImmunoPrecise Antibodies

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Contacts

Media:
Aida Yodites, Director Marketing Communications
AidaYodites@eurofinsus.com

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com